SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 8, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

Between 06/01/2009 and 06/30/2009, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002, regarding the BOARD OF DIRECTORS, as presented below.

Spouses of managers, partners or any dependent included in their annual income tax return, do not own securities issued by the Company or by companies directly or indirectly controlled by the Company.

Company Name: TAM S.A.
Group and Related Persons	(x) Board of Directors		( ) Management		( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				06	Under 0.01%	Under 0.01%
Shares	Preferred				416,402	0.41%	0.28%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Intermediary	Operations	Day	Quantity	Price (R$)	Volume (R$)
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
Shares	Common	06	Under 0.01%	Under 0.01%
Shares	Preferred	416,402	0.41%	0.28%

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

Between 06/01/2009 and 06/30/2009, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002, regarding the MANAGEMENT, as presented below.

Spouses of managers, partners or any dependent included in their annual income tax return, do not own securities issued by the Company or by companies directly or indirectly controlled by the Company.

Company Name: TAM S.A.
Group and Related Persons	( ) Board of Directors	(X) Management			( ) Fiscal Board	( ) Technical and Consulting Committees
Saldo Inicial
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
None	N/A				0	-	-
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Intermediary	Operations	Day	Quantity	Price (R$)	Volume (R$)
Did not occur operations in the period. Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
None	N/A				0	-	-

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

Between 06/01/2009 and 06/30/2009, occurred operations with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002, regarding the CONTROLLING SHAREHOLDERS, as presented below:

Company Name: TAM S.A.
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				44,883,754	89.42%	29.81%
Shares	Preferred				24,768,755	24.67%	16.45%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Intermediary	Operations	Day	Quantity	Price (R$)	Volume (R$)
Did not occur operations in the period. Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				44,883,754	89.42%	29.81%
Shares	Preferred				24,768,755	24.67%	16.45%

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.